February 27, 2026

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Ltd
36/39-36/40, 13th Floor, PS Tower
Sukhumvit 21 Road (Asoke)
Khlong Toei Nuea Sub-district
Watthana District, Bangkok 10110
Thailand

       Re: NewGenIvf Group Ltd
           Draft Registration Statement on Form F-1
           Submitted February 4, 2026
           CIK No. 0001981662
Dear Wing Fung Alfred Siu:

       We have reviewed your draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted February 4, 2026
General

1.     We note your disclosure on page 26 that your Proposed Reverse Merger with SAXA,
       Inc. will not be proceeding. We note your disclosure in your Form 6-K filed on
       November 5, 2026, that states you have "signed an engagement letter effective October
       30, 2025 with SAXA, Inc. (   SAXA   ) to act as the worldwide agent for
the tokenization
       of an initial US$100 million tranche of SAXA   s gold-backed assets."
You also disclosed
       in your Form 6-K filed on December 2, 2025 that you are "exploring exploring a potential reverse merger with SAXA, Inc., which would provide access to a portfolio of mining assets, including a validated gold and silver." Please clarify whether you are
 February 27, 2026
Page 2

       pursuing any transaction with SAXA, Inc. We were unable to locate the announcement of the termination of the proposed reverse merger transaction. If you have entered into any material agreement with SAXA, Inc., please file such agreement as an exhibit to your registration statement.
       Please contact Nicholas O'Leary at 202-551-4451 or Lauren Nguyen at 202-551-3642
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Steve Lin, Esq.